UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive
Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO ANNOUNCES RESULTS OF ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS

Hawthorne, NY, September 13, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that the Company held its annual general meeting of shareholders on September 12, 2013 at Euro Park, Italy House, Yakum, Israel (the “Annual General Meeting”).  IVS Associates, Inc. (“IVS”), a leading provider of independent election services, independently tabulated and certified the voting results of the Annual General Meeting.

According to the certified voting results provided by IVS in regard to the Annual General Meeting, five directors (Dilip Shanghvi, Kal Sundaram, Sudhir Valia, James Kedrowski and Dov Pekelman) were re-elected to the Company’s Board of Directors to serve until the close of the next annual general meeting of shareholders. Also, the proposals to approve remuneration of all members of the Board of Directors, remuneration of the Company’s chief executive officer and payment of a special bonus to James Kedrowski were approved and ratified, by the required majority, as set forth in the notice of the Annual General Meeting and proxy statement filed with the Securities and Exchange Commission as a Form 6-K on August 8, 2013 (the “Proxy Statement”). In addition, two External Directors (Ilana Avidov Mor and Dan Biran) were re-elected for three-year terms commencing as of December 31, 2013. The backgrounds of all directors are described in the Proxy Statement.  The proposals to elect Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky as External Directors to the Board of Directors were not approved.

Additionally, the shareholders approved the Company’s Compensation Policy in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Lastly, at the Annual General Meeting, the shareholders appointed Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors until the close of the next annual general meeting of shareholders of the Company and authorized the Audit Committee of the Company and the Board of Directors to fix their remuneration, in accordance with the volume and nature of their services.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 13, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
	Name:	Kal Sundaram
	Title:	Chief Executive Officer and Director